Exhibit 99.3

STANDARD LITHIUM LTD.

Form of Proxy – Annual General and Special Meeting

Appointment of Proxyholder

I/We, being holder(s) of common shares of Standard Lithium Ltd. (the "Company"), hereby appoint Robert Mintak or, failing him, Kara Norman or, failing her, Sam Cole OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (Vancouver Time) on January 14, 2022, at Suite 110, 375 Water Street, Vancouver, British Columbia (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR all Resolutions. Please use a dark black pencil or pen.

1. Number of Director	*FOR*	*AGAINST*
To set the number of Directors at six (6)	☐	☐

2. Election of Directors

The election of directors 1 through 6 listed below to hold office until the earlier of (i) the next annual general meeting of shareholders or (ii) until their successors are duly elected or appointed.

	FOR	*WITHHOLD*
1. Robert Mintak	☐	☐
2. Andrew Robinson	☐	☐
3. Anthony Alvaro	☐	☐
4. Jeffrey Barber	☐	☐
5. Robert Cross	☐	☐
6. Volker Berl	☐	☐

3. Appointment of Auditors	*FOR*	*WITHHOLD*
Appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.	☐	☐

4. 2021 Stock Option Plan	*FOR*	*AGAINST*
To approve the 2021 stock option plan	☐	☐

5. Long-Term Incentive Plan	*FOR*	*AGAINST*
To approve the implementation of a long-term incentive plan	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go the AST website:
https://ca.astfinancial.com/InvestorServices/Financial-Statements **and input code 7237A**

❑ I would like to receive quarterly financial statements

❑ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________ ____________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 a.m. (Vancouver time) on Wednesday January 12, 2022.

Proxy Form – Annual General and Special Meeting of Shareholders of Standard Lithium Ltd . to be held on January 14 , 2022 (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing . If you are an individual, please sign exactly as your name appears on this proxy . If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed . 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy . If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy . 3. Some holders may own securities as both a registered and a beneficial holder ; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder . Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own . Beneficial holders should follow instructions for voting conveyed to them by their intermediaries . 4 . If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting . However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy . All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting . This proxy is solicited by and on behalf of Management of the Company . How to Vote INTERNET  Go to www.astvotemyproxy.com  Cast your vote online  View Meeting documents To vote using your smartphone, ple a se s can this Q R Code  To vote by Internet you will need your control number. If you vote by Internet, do not return this proxy. MAIL, FAX or EMAIL  Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1  You may alternatively fax your proxy to 416 - 368 - 2502 or toll free in Canada and United States to 1 - 866 - 781 - 3111 or scan and email to proxyvote@astfinancial.com An undated proxy is deemed to be dated on the day it was received by TSX. All proxies must be received by 10:00 a.m. (Vancouver time) on Monday, December 13, 2021.